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                             June 17, 2024

       John Lorbiecki
       Chief Financial Officer
       Aclarion, Inc.
       8181 Arista Place
       Suite 100
       Broomfield, Colorado 80021

                                                        Re: Aclarion, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 11, 2024
                                                            File No. 024-12447

       Dear John Lorbiecki:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Industrial Applications and

                             Services
       cc:                                              James H. Carroll, Esq.